Form

SUPPORT AND VOTING AGREEMENT

May 6, 2022

13994384 Canada Inc.

155 Wellington Street West

Toronto, Ontario, M5V 3J7

Canada

Dear Sirs/Madams:

Re:  Support and Voting Agreement

The undersigned understands that 13994384 Canada Inc. (the "Purchaser") and Points.com Inc. (the "Corporation") wish to enter into an arrangement agreement dated as of the date hereof (the "Arrangement Agreement") contemplating an arrangement (the "Arrangement") of the Corporation under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the issued and outstanding common shares (the "Shares") of the Corporation at a price of US$25.00 per Share.

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

1. The undersigned hereby agrees, in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Corporation, from the date hereof until the termination of this letter agreement in accordance with its terms:

(a) to vote or to cause to be voted the voting securities owned (beneficially or otherwise) by the undersigned as of the record date for the Meeting (the "Subject Securities"), in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement;

(b) no later than five (5) days prior to the Meeting, to deliver or to cause to be delivered to the Corporation duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c) not to, directly or indirectly (including through any of its Representatives): (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers (whether public or otherwise) that constitutes or would reasonably be expected to constitute an Acquisition Proposal; (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; (iii) enter into or otherwise engage or participate in any discussions or negotiations with any person (other than the Purchaser) regarding any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal; (iv) withdraw support, or propose publicly to withdraw support, from the transactions contemplated by the Arrangement Agreement; (v) enter, or propose publicly to enter, into any agreement related to any Acquisition Proposal; (vi) act jointly or in concert with others with respect to voting securities of the Corporation for the purpose of opposing or competing with the Purchaser in connection with the Arrangement Agreement; or (vii) join in the requisition of any meeting of the securityholders of the Corporation for the purpose of considering any resolution related to any Acquisition Proposal;

(d) except as contemplated by the Arrangement Agreement or upon the settlement of Incentive Securities not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this letter agreement; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, notwithstanding clause (i) above, the undersigned may, subject to Section 7 of this letter agreement, Transfer Subject Securities to a corporation, trust, RRSP or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned provided that (A) such Transfer shall not relieve or release the undersigned of or from any of its obligations under this letter agreement, including, without limitation, the obligations of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the Arrangement Resolution (and any other resolution put forward at the Meeting that is required for the consummation of the transactions contemplated by the Arrangement Agreement); (B) prompt written notice of such Transfer is provided to the Purchaser; (C) the transferee continues to be a corporation, trust, RRSP or other entity directly or indirectly controlled by the undersigned or under common control with or controlling the undersigned, at all times prior to the Meeting; and (D) the transferee agrees in writing in favour of the Purchaser to be bound by all of the terms and conditions of this letter agreement as if it were a party hereto;

(e) not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement considered at the Meeting in connection therewith; and

(f) except as required pursuant to this letter agreement (including to give effect to clause  (a) above), not to grant or agree to grant any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement in respect of the Subject Securities or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke any proxy granted pursuant to this letter agreement.

2. Notwithstanding any provision of this letter agreement to the contrary, (a) the Purchaser hereby agrees and acknowledges that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Corporation; and (b) nothing herein shall in any way (i) restrict the undersigned in his or her capacity as a director or officer of the Corporation from taking any action in the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of the Corporation or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Corporation to refrain from taking any action in his or her capacity as such director or officer including, without limitation, in the case of both (i) and (ii) any action permitted by the Arrangement Agreement.

3. The undersigned hereby represents and warrants that (a) this letter agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment, agreement, understanding or arrangement of any kind to which the undersigned will be a party and by which the undersigned will be bound at the time of such performance; and (b) he or she has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this letter agreement that he or she has either done so or waived his or her right to do so in connection with the entering into of this letter agreement, and that any failure on the undersigned's part to seek independent legal advice shall not affect (and the undersigned shall not assert that it affects) the validity, enforceability or effect of this letter agreement or the Arrangement Agreement.

4. This letter agreement shall automatically terminate upon the earlier of: (a) the Effective Time, or (b) termination of the Arrangement Agreement in accordance with its terms.

5. This letter agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and the parties hereto irrevocably attorn to the non-exclusive jurisdiction of the courts situated in the City of Toronto and waive objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

6. The provisions of this letter agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns. The Purchaser may without the prior written consent of the undersigned assign, delegate or otherwise Transfer its rights and interests set forth herein to an assignee of all of the Purchaser's rights and obligations under the Arrangement Agreement pursuant to an assignment thereof in accordance with the Arrangement Agreement. The undersigned may not assign, delegate or otherwise Transfer any of its rights, interests or obligations under this letter agreement without the prior written consent of the Purchaser, except that the undersigned may, subject to Section 1(d), assign, delegate or otherwise Transfer its rights, interests or obligations under this letter agreement in order to give effect to a Transfer contemplated by, and completed in accordance with the terms and conditions of, Section 1(d) of this letter agreement.

7. Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this letter agreement, and any discussions leading up to the execution hereof, in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

8. The parties intend that this letter agreement will not benefit or create any right or cause of action in favour of any person, other than the parties and no person, other than the parties, is entitled to rely on the provisions of this letter agreement in any action, suit, proceeding, hearing or other forum.

9. All costs and expenses incurred in connection with this letter agreement shall be paid by the party incurring such cost or expense.

10. This letter agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

11. If the foregoing is in accordance with the Purchaser's understanding and is agreed to by the Purchaser, please signify the Purchaser's acceptance by the execution of the enclosed copies of this letter agreement where indicated below by an authorized signatory of the Purchaser and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement between the Purchaser and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

Common shares owned (beneficially or otherwise) as of the date hereof:

Accepted and agreed on this_______ day of May, 2022.

13994384 CANADA INC.

By:
Name: Title:

Signature page to the D&O Support and Voting Agreement]}